Exhibit 12.1

Health Net, Inc.

Calculation of Ratio of Earnings to Fixed Charges As Amended—Consolidated Basis

(amount in thousands, except ratios)

	Year Ended December 31,
	2002 (d)		2001 (d)		2000		1999		1998
Income (loss) from continuing operations before income taxes and cumulative effect of a change in accounting principle	$351,895		$128,481		$262,747		$244,008		$(254,154)
Interest expense	40,226		54,940		87,930		83,808		92,159
Amortization of debt expense	2,738		3,280		3,395		3,170		1,100
Interest portion of rental expense(a)	8,354	(b)	8,535	(b)	7,470		7,350		7,545

Earnings (losses)	$403,213		$195,236		$361,542		$338,336		$(153,350)

Fixed Charges	$51,318		$66,755		$98,795		$94,328		$100,804
(Total of interest expense, amort. and interest portion of rental expense)
Ratio of earnings to fixed charges	7.9	x	2.9	x	3.7	x	3.6	x	(c )

(a)	Interest portion of rental expense is estimated to be 15%.
(b)	Includes 15% interest on additional rent expense of $0.9 million and $3.0 million recorded as part of our restatements for the years ended December 31, 2002 and 2001, respectively.
(c)	No ratio is shown for 1998 because earnings were insufficient to cover fixed charges by $153.4 million.
(d)	The Company restated its financial statements as of and for the years ended December 31, 2002 and 2001 as disclosed in Note 2 to the consolidated financial statements.